

December 29, 2006

<u>Via Facsimile (714) 979-1921</u>
Peter J. Tennyson, Esq.
Paul Hastings
695 Town Center Drive
Seventeenth Floor
Costa Mesa, CA 92626
United States of America
(714) 668-6200

   RE: NetManage, Inc.
      Schedule TO-T filed December 20, 2006 by Riley Acquisition LLC
      <u>File No. 005-43535</u>

Dear Mr. Tennyson:

  We have the following comments on the above-referenced filing:

<u>Schedule TO-T</u>
<u>Summary, page 3</u>

1. Please delete the statement that your summary "is qualified in its entirety" by the more detailed information included in the offer document. The summary must describe the most material terms of the proposed transaction and provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. It is an overview of all material terms that are presented in the accompanying documents provided to the security holders and should be complete in this respect. Please see Item 1001 of Regulation M-A.

<u>The Tender Offer, page 8</u>

2. We note your disclosure that "[i]f proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we may not be able to announce the final results of the proration or pay for any Shares until five Nasdaq trading days after the Expiration Date and proration period." You further state that you will pay for validly tendered Shares "as promptly as possible once the accepted shares held in "street name" which are delivered to us by book entry

transfer within eight business days." Please tell us, in a supplemental response, how these time frames for payment comply with the requirement that you pay the consideration offered promptly after the termination of the tender offer pursuant to Rule 14e-1(c).

3. Please amend your statement in the same paragraph to state that all shares not accepted for payment due to an oversubscription will be returned to the stockholder *promptly* and tell us how many days after expiration of the offer you anticipate the return of these shares to take. We note that on pages 9 and 10 you state that you reserve the right to, among other things, promptly return all tendered shares to stockholders, but you should make a definitive statement of your intention to do so on page 8.

Section 2. Acceptance for Payment and Payment

4. We note your statements that you will decide in your reasonable discretion "all questions as to the satisfaction of those terms and conditions, and each such will be final and binding." Further, you make this assertion in several other places in your offer document, including but not limited to the last paragraph of the conditions to the offer section. Please revise these sentences to more precisely define their scope. It appears that your interpretation of the terms and conditions of the offer may not necessarily be final and binding on all parties. For example, while you may assert a position, when parties contest asserted positions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your offer document, delete this inappropriate waiver in the letter of transmittal and confirm to us in your response that you have no intention for such language to operate as any waiver of rights under federal securities laws or otherwise for those holders who sign such letter of transmittal.

Section 12. Conditions to the Offer, page 21

5. In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs. If a listed offer condition is implicated by events that occur during the offer such that the offer condition is deemed to be "triggered" and may be asserted, the purchasers must disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

6. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Throughout your offer conditions you include

vague and indeterminable language, including but not limited to a result in a "limitation of the benefits expected to be derived . . . as a result of the transactions contemplated by the Offer or the value of the Shares to us," events that might adversely affect you, NetManage and subsidiaries or affiliates of either of you, and references to your "prospects" and those of NetManage and subsidiaries or affiliates of either of you. Please revise in accordance with our position.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

S/ Celeste M. Murphy

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions